                                                   -----------------------------
                                                           OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number:         3235-0145
                                                   Expires:     August  31, 1999
                                                   Estimated average burden
                                                   hours per response......14.90
                                                   -----------------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                                 AGEMARK CORP.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                 008 44M 101
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1745 (2-95)

                                Page 1 of 5 Pages

CUSIP NO. 008 44M 101                 13G                      PAGE 2 OF 5 PAGES


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JESSE A. PITTORE
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)   [ ]
                                                                      (b)   [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER**

                                167,409
       NUMBER OF        --------------------------------------------------------
        SHARES             6    SHARED VOTING POWER**
     BENEFICIALLY
       OWNED BY                 26,768
         EACH           --------------------------------------------------------
       REPORTING           7    SOLE DISPOSITIVE POWER**
      PERSON WITH
                                167,409
                        --------------------------------------------------------
                           8    SHARED DISPOSITIVE POWER**

                                26,768
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          194,177
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          17.9%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          IN,
--------------------------------------------------------------------------------


**See explanation in Item 4.


                       *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 008 44M 101                                          Page 3 of 5 Pages



ITEM 1.
        (a)    NAME OF ISSUER

               Agemark Corp.

        (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

               2614 Telegraph Avenue
               Berkeley, CA 94704

ITEM 2.
        (a)    NAME OF PERSON FILING

               Jesse A. Pittore

        (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

               2614 Telegraph Avenue
               Berkeley, CA 94704

        (c)    CITIZENSHIP

               USA

        (d)    TITLE OF CLASS OF SECURITIES

               Common Stock

        (e)    CUSIP NUMBER

               008 44M 101


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON IS A:

               Not applicable.


ITEM 4.  OWNERSHIP

        (a)    AMOUNT BENEFICIALLY OWNED

               194,177

CUSIP No. 008 44M 101                                          Page 4 of 5 Pages



        (b)    PERCENT OF CLASS

               17.9%

        (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:


               (i)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 167,409*

               (ii)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE: 26,768+

               (iii)  SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:
                      167,409*

               (iv)   SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:
                      26,768+


----------

*INCLUDES 83,333 SHARES ISSUABLE UPON THE EXERCISE OF STOCK OPTIONS TO PURCHASE SHARES OF COMMON STOCK WHICH ARE EXERCISABLE WITHIN 60 DAYS OF DECEMBER 31, 2000 AND 84,076 SHARES HELD DIRECTLY.

+INCLUDES 26,768 OF 53,537 SHARES OWNED BY OPUS X, INC. OF WHICH MR. PITTORE OWNS APPROXIMATELY 50%.


ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.


ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10.       CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP No. 008 44M 101                                          Page 5 of 5 Pages



                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 2001            /s/ Jesse A. Pittore
                                    --------------------------------------------
                                    Jesse A. Pittore